Mail Stop 3561

								            November 14,
2005

Mr. Alan R. Rae
Chief Executive Officer
O2Diesel Corporation
100 Commerce Drive, Suite 301
Newark, Delaware 19713

		RE:	O2Diesel Corporation
			Form 10-KSB for Fiscal Year Ended December 31, 2004
			Filed March 31, 2005
Forms 10-QSB for Fiscal Quarters Ended March 31 and June 30, 2005
			File No. 1-32228

Dear Mr. Rae:

	We have reviewed your responses in your letter dated October
4,
2005 and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for Fiscal Year Ended December 31, 2004

Notes to Financial Statements

Note 2.  Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

1. We have read your response to prior comment 2 in our letter dated
September 13, 2005. You acknowledge that you were obligated to perform the remaining tasks relating to the storage and use of the additive and you assert that such tasks were substantially complete prior to revenue being recognized.  We also note that the
arrangement
did not include provisions for nonpayment should the jobber be unsuccessful in selling the product to the end user and that you had successfully completed sales to the jobber in the past.  In light of
your experience with the jobber and prior success in satisfying end
customer obligations, we do not object to your recognition of revenue
in this instance.   However, we believe that your decision to not
enforce payment appears to set precedence for a jobber`s right to rejection, even though the agreements may preclude such right. We also believe that you should revisit your assessment of "substantial completion" of end customer related obligations in view of the complications that arose subsequent to your achievement of substantial completion. Please refer to SAB Topic 13A, especially interpretive response to question 2 of section 2 and interpretive response to question 1 of section 3(c). Please tell us how you intend to recognize revenue on similar transactions with reference to applicable literature.

2. We have read your response to prior comment 3. We note that there is no initial accounting for the advertising space given to you by StarTran. Please tell us, and revise disclosures to state, your basis in GAAP for this decision and what consideration you gave to APB 29.

Preferred Stock Update

3. We have considered your proposed accounting for the beneficial conversion feature (BCF) associated with the Series A and Series B Convertible Preferred Stock. Your use of the effective yield method compounds quarterly, which will result in significant allocation of the deemed dividend toward the end of the amortization period. Please tell us what consideration was given to using a daily or continuous compounding assumption to amortize the BCF and tell us the period over which the BCF will be amortized.



As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter as a correspondence file on EDGAR.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or me at (202) 551-3843 with any other questions.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
??

??

??

??

Mr. Alan R. Rae
O2Diesel Corporation
November 14, 2005
Page 1